12013526

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH., D.C. 196

SEC FILE NUMBER
8- 43693

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trend Financial Planning Services Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 2nd Street SE Suite 400
(No. and Street)

Cedar Rapids (City) | Iowa (State) | 52401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia Davidson 319-364-3041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue Suite 100 (Address) | Dubuque (City) | IA (State) | 52002 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trend Financial Planning Services Ltd., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA S. KUDA
Commission Number 172030
MY COMMISSION EXPIRES
11-18-2014

NOTARIAL SEAL IOWA

Signature

Chairman
Title

Sandra S. Kuda
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EideBailly

CPAs & BUSINESS ADVISORS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by World Trend Financial Planning Services, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the Board of Directors, solely to assist you and the other specified parties in evaluating World Trend Financial Planning Services, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). World Trend Financial Planning Services, Ltd.'s management is responsible for World Trend Financial Planning Services, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted in check register noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including general ledger detail noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
February 28, 2012

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.

CEDAR RAPIDS, IOWA

FINANCIAL STATEMENTS
DECEMBER 31, 2011

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.

Table of Contents

EideBailly
CPAs & BUSINESS ADVISORS

Independent Auditor's Report

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of World Trend Financial Planning Services, Ltd., as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of World Trend Financial Planning Services, Ltd., as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
February 28, 2012

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	63,035
Investments		95,189
Accounts receivable		
Commissions		33,687
Other		683
Prepaid expenses		1,077
Notes receivable - related parties		185,204
Note receivable – other, net of allowance of $67,669		110,839
Total current assets		489,714
EQUIPMENT		
Equipment		138,618
Less: accumulated depreciation		(115,407)
Net equipment		23,211
TOTAL ASSETS	$	512,925
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	3,132
Accrued payroll and payroll taxes		11,425
Other accrued expenses		17,530
Deferred revenue		63,021
Total current liabilities		95,108
STOCKHOLDER'S EQUITY		
Common stock (50,000 shares authorized, 15,000 shares issued and outstanding; no par value)		15,000
Additional paid-in capital		2,862
Retained earnings		399,955
Total stockholder's equity		417,817
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	512,925

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUE	
Commissions and fees	$ 1,195,505
Consulting income	79,815
Interest and dividend income	34,749
Gain on investments	3,571
	1,313,640
OPERATING EXPENSES	
Wages	655,317
Payroll taxes	60,304
Employee benefits	67,920
Management fees	25,413
Administrative services	41,250
Professional fees	8,997
Contract labor	110,930
Travel and promotion	44,428
Rent	122,918
Office expense	69,896
Advertising	13,993
Postage	4,215
Telephone	8,062
Membership and registration fees	10,479
Insurance	15,479
Utilities	2,186
Donations	687
Depreciation	16,447
Bad debt expense	16,228
Training and seminars	557
	1,295,706
NET INCOME	$ 17,934

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE – DECEMBER 31, 2010	$ 15,000	$ 2,862	$ 382,021	$ 399,883
Net Income	-	-	17,934	17,934
BALANCE – DECEMBER 31, 2011	$ 15,000	$ 2,862	$ 399,955	$ 417,817

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES	
Net income	$ 17,934
Charges and credits to net income not affecting cash	
Depreciation	16,447
Change in unrealized (gains) losses on investments	(3,571)
Changes in assets and liabilities	
Accounts Receivable	
Commissions	12,137
Other	7,874
Prepaid expenses	3,541
Accounts payable	713
Accrued payroll and payroll taxes	2,759
Other accrued expenses	124
Deferred revenue	33,787
NET CASH PROVIDED BY OPERATING ACTIVITIES	91,745
INVESTING ACTIVITIES	
Investments	(2,281)
Payments on notes receivable - related parties	575,483
Advances on notes receivable - related parties	(612,105)
Purchase of equipment	(1,484)
NET CASH USED IN INVESTING ACTIVITIES	(40,387)
FINANCING ACTIVITIES	
Payments on note payable – related party	(15,683)
NET CASH USED IN FINANCING ACTIVITIES	(15,683)
NET INCREASE IN CASH	35,675
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	27,360
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 63,035

See notes to financial statements.

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also a registered investment advisor. The Company limits its activity to selling mutual funds, variable annuities, 529 plans and life insurance.

The Company operates under the provisions of Paragraph (k)(l) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(l) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

Investments in mutual funds are considered “trading securities” and are stated at fair value. Any unrealized gains or losses are included in income in the year they occur.

Receivables

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. They are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Notes receivable are stated at principal amounts plus accrued interest. The notes from related parties are uncollateralized while the other note is collateralized by property. There is no set payment schedule for the notes. Payment of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Advertising Costs

Costs incurred for advertising are expensed as incurred. The Company incurred $13,993 for advertising costs during the year ended December 31, 2011.

Revenue Recognition

Commission revenue and related expenses are recorded on a trade date basis. Advisor fees are recognized over the period for which they are earned.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. World Trend Financial Planning Services, Ltd., operates in the eastern Iowa area. Due to this, the Company's operations are dependent on this region's economic condition.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Income Taxes

No provision for income taxes is reported in the financial statements because the Company elects to be taxed under Subchapter S of the Internal Revenue Code, and the shareholder includes the Company's earnings on his individual income tax return.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

Uncertainty in Income Taxes

The Company has adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), on January 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of December 31, 2011, the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal or state tax examinations by tax authorities for years before 2008.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2012, the date which the financial statements were available to be issued.

NOTE 2 – FAIR VALUE MEASUREMENTS

The Company has determined the fair value of certain assets and liabilities recognized or disclosed at fair value in the financial statements in accordance with provisions of FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures.* ASC 820 provides a framework for measuring fair value under generally accepted accounting principles.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

Level 1 - Quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the related asset or liability and are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data related to the asset or liability.

Assets measured at fair value on a recurring basis at December 31, 2011, are as follows:

The fair value for securities is determined by reference to quoted market prices.

Investment Securities:		
Mutual Funds (Quoted prices in active markets – Level 1)		
Value funds	$	89,055
Balanced funds		6,134
	$	95,189

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2011, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net capital ratio	1.95/1
Net capital	$ 48,787
Net capital requirement	$ 6,340

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 4 – RESERVE REQUIREMENTS

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 5 – NOTES RECEIVABLE

Notes receivable from related parties include the stockholder and two employees of the Company. These notes bear interest at 8% per year and are payable on demand in the amount of $185,204.

Note receivable – other bears interest at 10% per year compounded annually. This note is payable on demand in the amount of $178,508 (including accrued interest) and is collateralized by property. Interest has not been paid on this note as of December 31, 2011, and management is unsure if the interest is collectible. As a result, a valuation allowance that reflects management's estimate of the uncollectible interest is used to reduce the carrying amount of the receivable.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company pays fees to Terry, Lockridge, and Dunn, Inc., for accounting services, the preparation of the corporate tax return, and consulting services. Terry, Lockridge and Dunn, Inc. is partially owned and operated by Timothy Terry, a stockholder of World Trend Financial Planning Services, Ltd. The total paid for these services for the year ended December 31, 2011, was $126.

The Company subcontracted several employees of Terry, Lockridge and Dunn, Inc. during the year ended December 31, 2011, under an expense sharing agreement. The Company reimburses 30% of wages for a number of employees under this agreement and 70% of wages for one employee. The total paid to Terry, Lockridge and Dunn, Inc. for these services in 2011 was $105,244. Accounts payable included $0 for these services as of December 31, 2011. Other expenses are also shared under this agreement with a majority at the 30% level. The percentage shared under the agreement is reviewed as often as every six months.

The Company works with Terry, Lockridge and Dunn providing consulting services for clients throughout the year. Terry, Lockridge and Dunn collects the fees from the clients and then pays the Company for their portion. As of December 31, 2011, $154 has been included as other receivables in relation to fees invoiced by Terry, Lockridge and Dunn under this arrangement which have not yet been paid out to the Company.

The Company has employees who periodically perform clerical and administrative work for CTI Properties, which is partially owned and operated by Timothy Terry. The total received for these services from CTI Properties during the year ended December 31, 2011, was $284. As of December 31, 2011, $0 has been included as other receivables for these services.

The Company pays consulting support fees to EGT Services, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2011, was $15,000.

The Company pays administrative service fees to Concorde Financial, which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2011, was $26,250.

The Company rents office space in Cedar Rapids, Iowa, from the Terry Family Trust. The total rent paid for Cedar Rapids office space for the year ended December 31, 2011, was $36,900. The lease for office space has no set term and automatically renews each January 1 in the amount of $37,800 unless the lessor advises World Trend no less than thirty days prior to the end of the year.

The Company rents office space in Iowa City, Iowa, from TLD-WT, LLC, which is owned in part by key employees of the Company. The total rent paid for Iowa City office space for the year ended December 31, 2011, was $86,017. The lease was renewed during the year ended December 31, 2011, and now expires in September, 2021, with two five-year options to extend the lease to September 2031. The future minimum payments due are as follows:

Year Ending December 31	
2012	$ 106,050
2013	106,050
2014	106,050
2015	106,050
2016	106,050
Thereafter	503,738
	$ 1,033,988

NOTE 7 – RETIREMENT PLAN

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). All employees earning $5,000 or more of wages in the prior year and calendar year are eligible to participate in the Plan. The Plan is contributory with the Company matching up to 3% of eligible employees' wages. The total expense incurred by the Company during the year was $17,213.

EideBailly

CPAs & BUSINESS ADVISORS

Independent Auditor's Report on Supplementary Information

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying financial statements of World Trend Financial Planning Services, Ltd., as of and for the year ended December 31, 2011, and have issued our report thereon dated February 28, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eide Bailly LLP

Dubuque, Iowa
February 28, 2012

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL			
Total stockholder's equity from the statement of financial condition			$ 417,817
Deductions			
Commissions receivable - insurance and annuities			(32,500)
Accounts receivable			(683)
Prepaid expenses			(1,077)
Equipment			(23,211)
Notes receivable			(296,043)
Net capital before haircuts			64,303
Liquid asset funds		61,814	
	X	2%	
		1,237	
Mutual funds		95,189	
	X	15%	
		14,279	
Total haircuts on marketable securities			(15,516)
Net capital			$ 48,787
COMPUTATION OF NET CAPITAL REQUIREMENT			
Minimum net capital required - higher of 6 2/3% times aggregate indebtedness or $5,000			$ 6,340
AGGREGATE INDEBTEDNESS			
Total aggregate indebtedness included in the statement of financial condition			$ 95,108
Ratio of aggregate indebtedness to net capital			1.95/1
RECONCILIATION WITH COMPANY'S COMPUTATION			
Net capital per Part IIA of Form X-17A-5, as originally filed			$ 48,292
Adjust to accrued expenses			495
Net capital, as amended			$ 48,787

EideBailly
CPAs & BUSINESS ADVISORS

Independent Auditor's Report on Internal Control

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of World Trend Financial Planning Services, Ltd., (the Company) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis. We consider the following deficiency in internal control to be a material weakness:

Interest Receivable and Allowance for Doubtful Accounts

During 2011, it was discovered that the interest income on the Note Receivable – Other and the related bad debt had been offset for reporting purposes. Even though there was no net effect on reported income or net capital, based on the accuracy in accounting records standards, these amounts should have been reported at gross rather than offset. This reporting issue was corrected in 2011. We recommend that the interest income and the related bad debt be reported separately each month in the future.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
February 28, 2012